Exhibit 99.3

oldnational.com	Investor Relations: Lynell Durchholz
(812) 464-1366
NEWS RELEASE	lynell.durchholz@oldnational.com

For Immediate Release	Media Relations:
November 25, 2024	Rick Vach
(904) 535-9489
rick.vach@oldnational.com

Old National Announces Pricing of Common Stock Offering

EVANSVILLE, IN – Old National Bancorp (NASDAQ: ONB) (“Old National”) today announced the pricing of an underwritten public offering of 19,047,619 shares of its common stock, no par value (the “Common Stock”), at a public offering price of $21.00 per share (before underwriting discounts and commissions), for an aggregate offering amount of $400 million. The approximate net proceeds of the offering will be $384 million (before offering expenses, assuming the underwriters do not exercise their option to purchase additional shares and assuming full physical settlement of the forward sale agreement at the initial forward price) in connection with the forward sale agreement described below.

The underwriters have been granted the option to purchase up to an additional 2,857,143 shares of Common Stock. If such option is exercised, then Old National plans to enter into an additional forward sale agreement with the forward purchaser in respect of the number of additional shares of Old National’s Common Stock that is subject to the exercise of such option. The offering is expected to close on November 26, 2024, subject to the satisfaction of customary conditions.

Citigroup Global Markets Inc. (“Citi”) is acting as lead joint book-running manager and stabilization agent for the offering. Keefe, Bruyette & Woods, Inc., A Stifel Company (“KBW”) is acting as joint book-running manager.

In connection with the offering, Old National entered into a forward sale agreement with an affiliate of Citi (the “forward purchaser”), pursuant to which Old National has agreed to sell shares of Common Stock to the forward purchaser at the initial forward sale price, which is equal to the price per share at which the underwriters purchase the shares in the offering, as adjusted over the term of the forward sale agreement. In connection with the forward sale agreement, the forward purchaser or its affiliate is borrowing from third parties an aggregate of 19,047,619 shares of Common Stock. Such borrowed shares of Common Stock will be delivered by Citi (in such capacity, the “forward seller”) for sale to the underwriters in the offering.

Old National expects to physically settle the forward sale agreement (by the delivery of shares of Common Stock) and receive proceeds from the sale of those shares of Common Stock upon one or more forward settlement dates within approximately 12 months from the date hereof. Old National may also elect cash settlement or net share settlement for all or a portion of its obligations under the forward sale agreement. If the forward purchaser or its affiliate does not borrow and deliver to the forward seller for sale all of the shares of Common Stock to be delivered and sold by it pursuant to the terms of the underwriting agreement, Old National will issue and sell directly to the underwriters the number of shares of Common Stock not borrowed and delivered for sale by the forward purchaser or its affiliate, and under such circumstances the number of shares of Common Stock underlying the forward sale agreement will be decreased by the number of shares of Common Stock that Old National issues and sells.

Old National will not initially receive proceeds from the sale of the shares of Common Stock sold by the forward seller to the underwriters but will have the right to receive proceeds from physical settlement under the forward sale agreement, based on the then-prevailing forward sale price. Old National intends to use any net proceeds that it receives upon settlement of the forward sale agreement and the additional forward sale agreement, if any, for general corporate purposes, which may include, among other uses, contributing Tier 1 capital into Old National Bank. The precise amounts and timing of these uses of proceeds will depend on the funding requirements of Old National and its subsidiaries.

The Common Stock will be issued pursuant to an effective shelf registration statement (File No. 333- 272312) and a preliminary prospectus supplement filed with the Securities and Exchange Commission (the "SEC"), and a final prospectus supplement to be filed with the SEC.

Copies of the registration statement, the preliminary prospectus supplement and the accompanying base prospectus relating to the Common Stock offering can be obtained without charge by visiting the SEC's website at www.sec.gov, or by contacting Citi, Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (800) 831-9146 or KBW by telephone at (800) 966-1559 or by email at USCapitalMarkets@kbw.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Common Stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the Common Stock is being made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ABOUT OLD NATIONAL

Old National Bancorp (NASDAQ: ONB) is the holding company of Old National Bank. As the sixth largest commercial bank headquartered in the Midwest, Old National proudly serves clients primarily in the Midwest and Southeast. With approximately $54 billion of assets and $31 billion of assets under management, Old National ranks among the top 30 banking companies headquartered in the United States. Tracing our roots to 1834, Old National focuses on building long-term, highly valued partnerships with clients while also strengthening and supporting the communities we serve. In addition to providing extensive services in consumer and commercial banking, Old National offers comprehensive wealth management and capital markets services. For more information and financial data, please visit Investor Relations at oldnational.com. In 2024, Points of Light named Old National one of "The Civic 50" -- an honor reserved for the 50 most community-minded companies in the United States.

FORWARD LOOKING STATEMENTS

Caution About Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the expected physical settlement of the forward sale agreement, the expected use of proceeds from the offering, the outlook and expectations of Old National with respect to the offering, and the benefits of the offering. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” or words of similar meaning or other statements concerning opinions or judgment of Old National and its management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results, expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, Old National’s ability to complete the offering, future capital needs, and ability to deploy the net proceeds of the offering in the manner it expects.

Additional factors that could cause results to differ materially from those described above can be found in Old National’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by Old National with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Old National or its business or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made, and Old National undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.